Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (STOCK CODE: 857) CONTINUING CONNECTED TRANSACTIONS CURRENCY DERIVATIVES TRANSACTIONS WITH CNPC FINANCE -------------------------------------------------------------------------------- Reference is made to the announcement of the Company dated March 29, 2023, in relation to the 2023 Derivatives Framework Agreement entered into between the Company and CNPC Finance. The 2023 Derivatives Framework Agreement will be expired on December 31, 2023. -------------------------------------------------------------------------------- 2024 DERIVATIVES FRAMEWORK AGREEMENT The Board is pleased to announce that, on December 20, 2023, the Company entered into the 2024 Derivatives Framework Agreement with CNPC Finance, pursuant to which CNPC Finance agreed to provide currency derivatives services to the Group in 2024. HKEX LISTING RULES IMPLICATIONS As at the date of this announcement, CNPC is the controlling shareholder of the Company and CNPC Finance is a subsidiary of CNPC, and therefore CNPC Finance is a connected person of the Company under Chapter 14A of the HKEx Listing Rules. Therefore, the transactions contemplated under the 2024 Derivatives Framework Agreement constitute continuing connected transactions of the Company under the HKEx Listing Rules. Since the highest of the applicable percentage ratios in respect of the 2024 Annual Cap calculated in accordance with the HKEx Listing Rules is more than 0.1% but less than 5%, the 2024 Derivatives Framework Agreement and the transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements under Chapter 14A of the HKEx Listing Rules but are exempted from the circular and independent shareholders' approval requirements. Reference is made to the announcement of the Company dated March 29, 2023, in relation to the 2023 Derivatives Framework Agreement entered into between the Company and CNPC Finance. The 2023 Derivatives Framework Agreement will be expired on December 31, 2023. 2024 DERIVATIVES FRAMEWORK AGREEMENT The Board is pleased to announce that, on December 20, 2023, the Company entered into the 2024 Derivatives Framework Agreement with CNPC Finance, pursuant to which CNPC Finance agreed to 1 provide currency derivatives services to the Group in 2024. The principal terms of the 2024 Derivatives Framework Agreement are as below. DATE: December 20, 2023 PARTIES: (a) the Company (b) CNPC Finance TERM: From January 1, 2024 to December 31, 2024 SUBJECT MATTER: CNPC Finance agreed to provide currency derivatives services to the Group, and the types of derivatives include forward settlements and sales of foreign exchange, forward purchase and sales of foreign exchange, foreign exchange swaps, currency swaps, interest swaps PRICING POLICY AND ENFORCEMENT Pricing principles: (1) government-prescribed price; or (2) where there is no government-prescribed price, then the price shall be determined based on the government-guided price; (3) where neither (1) or (2) is applicable, then: (a) the price shall be determined with reference to the market price or fee charging standards offered by the independent third parties; or (b) where there is no market price from the independent third parties, then the price shall be determined after arm's length negotiation based on the principle of fairness and reasonableness. In addition, for transactions entered into between the Group and CNPC Finance pursuant to the 2024 Derivatives Framework Agreement, the terms of the transactions, fees charged and other relevant transaction conditions should comply with the relevant requirements of regulatory authorities, with reference to services of the similar size and type offered by CNPC Finance to third parties with the same credit rating level and the subsidiaries of CNPC and services of the similar size and type offered to the Group provided by other major independent third party financial institutions (the "THIRD PARTY FINANCIAL INSTITUTIONS"), and such transactions shall be conducted on normal commercial terms or better for the Group. Before the Group enters into specific agreements with CNPC Finance for each transaction under the 2024 Derivatives Framework Agreement, the terms offered or fees charged by CNPC Finance and other relevant transaction conditions shall be compared with those for transactions of the similar size and type offered by Third Party Financial Institutions. The Group shall have the discretion to enter into transactions with CNPC Finance only if the terms offered or fees charged by CNPC Finance or other relevant transaction conditions are the same or better than those offered by Third Party Financial Institutions. The Group may also additionally or alternatively seek Third Party Financial Institutions to conduct relevant transactions as it deems appropriate. 2

HISTORICAL AMOUNT AND HISTORICAL ANNUAL CAP The 2023 Annual Cap is US$6.50 billion. For the eleven months ended November 30, 2023, the amount of currency derivatives transactions between CNPC Finance and the Group amounted to US$5.74 billion. PROPOSED ANNUAL CAP AND DETERMINATION BASIS The Board considered and recommended that, for the year ended December 31, 2024, the 2024 Annual Cap shall not exceed US$8.00 billion. The 2024 Annual Cap is determined after taking into account the following factors: (1) the estimated settlement amount of international trade to be conducted by the Group for the year of 2024; (2) the expected large fluctuation in the RMB exchange rates and other external factors in the context of global trade uncertainty; (3) CNPC Finance's experience in foreign exchange business, and the Group's belief that the prices and quality of the services provided by CNPC Finance are not less favorable than comparable levels or conditions in the market; and (4) the realization of the reduction and hedging of exchange risk through the relevant financial services provided to the Group by CNPC Finance and other Third Party Financial Institutions. RISK MANAGEMENT AND INTERNAL CONTROL MEASURES The main risks associated with currency derivatives transactions include market risk, liquidity risk, margin risk, compliance risk and counterparty risk. To effectively address the above-mentioned risks and ensure that the pricing for such transactions is consistent with the above-mentioned pricing policy, the Company takes the measures set out below: (1) The Company formulated relevant management policy and established cross-department management and cooperation system, strengthened the review of business qualification and annual planning, clarified the rights and responsibilities of departments of headquarters, specialized companies and business entities; (2) The Company will strictly enforce a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods to ensure that connected transactions are conducted in accordance with the 2024 Derivatives Framework Agreement and the above-mentioned pricing policy. The Company's external auditors shall conduct an interim review and a year-end audit on the Company's internal control measures. Meanwhile, the Company's audit committee and external auditors shall conduct annual supervision and inspection and external audits of the effectiveness of the Company's internal control system, including two tests on internal control at the middle and end of each year; the audit committee of the Board shall review the evaluation of internal control and the implementation of the continuing connected transactions twice a year; the supervisory committee of the Company shall hear reports on internal control evaluation and the implementation of the continuing connected transactions simultaneously; (3) The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions of the Group have been entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or better; and (iii) according to the relevant agreements governing them on terms that are fair and reasonable and in the interest of the Company and the Shareholders as a whole; 3

(4) The audit committee of the Board shall conduct review on the annual report and interim report which include the disclosure and analysis of the execution of the continuing connected transactions; (5) The external auditors of the Company shall report on the continuing connected transactions of the Group every year and issue a letter to the Board in respect of the continuing connected transactions of the Group in accordance with the regulatory rules of places where the Company is listed; and (6) The supervisory committee of the Company shall supervise the continuing connected transactions and hear the annual report and interim report which include the disclosure and analysis of the implementation of the continuing connected transactions twice a year. The supervisory committee of the Company shall also review whether the connected transactions between the Group and connected persons comply with the regulatory requirements of places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders. REASONS FOR AND BENEFITS OF THE ENTERING INTO OF THE 2024 DERIVATIVES FRAMEWORK AGREEMENT The Group's international trade business process includes settlement involving the exchange of RMB, USD, EUR, GBP and other currencies and is exposed to high level of exchange rate risk. Therefore, the Group intends to actively manage exchange risk and reduce exchange loss by carrying out currency derivatives transactions. CNPC Finance was incorporated with the approval from the People's Bank of China and holds business license and financial permit and is a financial enterprise controlled by CNPC, the controlling shareholder of the Company, which has strong comprehensive strength to provide efficient financial services to the Group's domestic and overseas operations. Details of CNPC Finance are set out below: (1) CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC and has been providing deposit, loan, settlement and other financial services to the Group for many years; CNPC Finance has convenient and efficient internal settlement platforms and foreign currency derivatives business channels and has established a comprehensive and matured cooperation mechanism with the Group; the Group shall have the discretion to enter into transactions with CNPC Finance only if the terms offered or fees charged by CNPC Finance or other relevant transaction conditions are the same or better than those offered by Third Party Financial Institutions, thus the transactions with CNPC Finance could lower the costs of the Group; (2) CNPC Finance is under the supervision of the National Administration of Financial Regulation as a major domestic non-bank financial institution, operates under strict observance with the risk controlling indicators and risk monitoring indicators required by national laws and regulations and has met the regulatory requirements as determined by regulatory indicators over the years. According to the < Industry Statistics of Enterprise Group Finance Companies for 2022 > ( ) published by China National Association of Finance Companies, the total asset and equity amount of CNPC Finance ranked the first for 2022. As at 30 June 2023, the cash on hand and at the People's Bank of China of CNPC Finance was approximately RMB11.40 billion and the lending to banks and other financial institutions of CNPC Finance was approximately RMB236.28 billion, the total assets of CNPC Finance was approximately RMB632.64 billion. For the six months ended 30 June 2023, CNPC Finance achieved revenue of approximately RMB4.74 billion, net interest income of approximately RMB3.35 billion, profit of approximately RMB3.48 billion and net profit after tax of approximately RMB3.03 billion, which is in a leading position among domestic counterparts. As at 30 June 2023, the regulatory indicators of CNPC Finance met the regulatory requirements prescribed by 4

National Administration of Financial Regulation, the main regulatory indicators of which are as follows: the capital adequacy ratio of CNPC Finance was 21.90% (the regulatory requirement is (GREATER OR EQUAL)10.5%); the loan-deposit ratio of CNPC Finance (loan-deposit ratio = loan balance/ the sum of deposit balance and paid-in capital) was 41.25% (the regulatory requirement is (LESS THAN OR EQUAL)80%); the investment ratio of CNPC Finance (investment ratio = total investment / net capital) was 56.79% (the regulatory requirement is (LESS THAN OR EQUAL)70%); the liquidity ratio of CNPC Finance was 78.06% (the regulatory requirement is (GREATER OR EQUAL)25%); and the fixed asset ratio of CNPC Finance (fixed asset ratio = net fixed assets / net capital) was 0.21% (the regulatory requirement is (LESS THAN OR EQUAL)20%). Since 2011, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, has maintained a credit rating next only to PRC's sovereign rating or PRC's sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions. In addition, the Company and CNPC Finance agreed on the relevant risk control measures in the 2024 Derivatives Framework Agreement to ensure the safety of the Group's deposits in CNPC Finance. Meanwhile, CNPC Finance shall provide various information, including various financial indicators (as well as annual and interim financial reports), semi-annually so that the Group can monitor the risk and financial conditions of CNPC Finance continuously. The Company believes that the risk profile of CNPC Finance is not greater than those of commercial banks in the PRC; (3) In order to regulate the connected transactions between the Group and CNPC Finance and to prevent financial risks, the Company adopted the Risk Management Plan of PetroChina Company Limited for Conducting Financial Business with China Petroleum Finance Company Limited, which covers the relevant risk control system and the risk management plan; (4) In order to ensure the normal operation and management of CNPC Finance, CNPC has made relevant undertakings, among other things: (a) CNPC has undertaken not to abuse its rights as a shareholder of CNPC Finance, interfere in the daily business of CNPC Finance or harm the legitimate rights and interest of CNPC Finance and its other shareholders in any way; (b) CNPC has undertaken not to engage in any irregular or improper connected transactions with CNPC Finance, pursue any connected transactions superior than those of similar conditions with other shareholders of CNPC Finance and non-connected persons or obtain any improper benefits using its influence on the operation and management of CNPC Finance; and (c) CNPC has undertaken to establish an effective risk isolation mechanism to prevent the transmission and transfer of risks among CNPC, CNPC Finance and other connected institutions; and (5) CNPC has also undertaken to act as the payer of last resort for CNPC Finance, i.e., CNPC has undertaken that in case of emergency where CNPC Finance has difficulties making payments, CNPC will increase the capital of CNPC Finance in accordance with the actual needs for the purpose of permitting payments to be made, which provides better security of funds as compared to external banks. As at 31 December 2022, the cash at bank and on hand of CNPC was approximately RMB96.3 billion (excluding the cash at bank and on hand of the Group). Furthermore, the Company is in a position to benefit from dividends by virtue of owning 32% shareholding in CNPC Finance. For the reasons set out above, the Company considers that the 2024 Derivatives Framework Agreement and the transactions contemplated thereunder are beneficial to the on-going development of the Group. The Board (including the independent non-executive Directors) considers that the 2024 Derivatives Framework Agreement and the transactions contemplated thereunder are in the ordinary and usual course of business of the Group, are on normal commercial terms or on terms no less favourable than those of Third Party Financial Institutions, and that the terms and 2024 Annual Cap are fair and reasonable and in the interests of the Company and all Shareholders as a whole. 5

HKEX LISTING RULES IMPLICATIONS As at the date of this announcement, CNPC is the controlling shareholder of the Company and CNPC Finance is a subsidiary of CNPC, and therefore CNPC Finance is a connected person of the Company under Chapter 14A of the HKEx Listing Rules. Therefore, the transactions contemplated under the 2024 Derivatives Framework Agreement constitute continuing connected transactions of the Company under the HKEx Listing Rules. Since the highest of the applicable percentage ratios in respect of the 2024 Annual Cap calculated in accordance with the HKEx Listing Rules is more than 0.1% but less than 5%, the 2024 Derivatives Framework Agreement and the transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements under Chapter 14A of the HKEx Listing Rules but are exempted from the circular and independent shareholders' approval requirements. BOARD APPROVAL In view of the positions of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin, Mr. Xie Jun and Mr. Zhang Daowei in CNPC and/or its associates, each of them has abstained from voting on the board resolution approving the 2024 Derivatives Framework Agreement, the transactions contemplated thereunder and the 2024 Annual Cap. GENERAL INFORMATION The Company is a joint stock limited company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The H Shares and A Shares of the Company are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Company and its subsidiaries principally engage in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas. As at the date of this announcement, CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited ( ) and is a connected person of the Company. CNPC holds approximately 77.35% shares in CNPC Capital Company Limited ( ). The principal business activities of CNPC Finance include providing guarantee to members of the CNPC and the Group, providing entrusted loan and entrusted investment services related to members of the CNPC and the Group, bill acceptance and discounting for members of the CNPC and the Group, internal fund transfer and settlement, relevant internal settlement and clearance plans designing related to members of the CNPC and the Group, taking deposits from members of the CNPC and the Group, providing loans to members of the CNPC and the Group, underwriting corporate bonds of members of the CNPC and the Group, investment in marketable securities, etc. DEFINITIONS In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below: "2023 Annual Cap" the annual cap for the amount of the currency derivatives transactions between CNPC Finance and the Group for the year ended December 31, 2023 under the 2023 Derivatives Framework Agreement "2023 Derivatives Framework the currency derivatives service framework agreement entered into between Agreement" the Company and CNPC Finance in respect of currency derivatives transactions for the year of 2023 on March 29, 2023 6

"2024 Annual Cap" the annual cap for the amount of the currency derivatives transactions between CNPC Finance and the Group for the year ended December 31, 2024 under the 2024 Derivatives Framework Agreement "2024 Derivatives Framework the currency derivatives service framework agreement entered into between Agreement" the Company and CNPC Finance in respect of currency derivatives transactions for the year of 2024 on December 20, 2023 "A Share(s)" the PRC listed domestic share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange and traded in RMB "associate(s)" has the meanings ascribed to it under the HKEx Listing Rules "Board" the board of Directors of the Company "CNPC" China National Petroleum Corporation ( ), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company "CNPC Finance" China Petroleum Finance Company Limited ( ), owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited ( ) respectively as at the date of this announcement, and for the purpose of this announcement, unless otherwise specified, shall include its subsidiaries "Company" PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively "connected person(s)" has the meanings ascribed to it under the HKEx Listing Rules "controlling shareholder(s)" has the meanings ascribed to it under the HKEx Listing Rules "Director(s)" director(s) of the Company "EUR" Euro, the legal currency of the European Union "GBP" Great Britain pound, the legal currency of the United Kingdom "Group" the Company and its subsidiaries "H Share(s)" the overseas listed foreign share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars "HKEx Listing Rules" the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange "Hong Kong" Hong Kong Special Administrative Region of the PRC 7

"Hong Kong Stock The Stock Exchange of Hong Kong Limited Exchange" "PRC" or "China" the People's Republic of China "RMB" Renminbi, the legal currency of the PRC "Shareholder(s)" holder(s) of shares of the Company "subsidiary(ies)" has the meanings ascribed to it under the HKEx Listing Rules "US$" or "USD" US dollar, the legal currency of the United States By order of the Board PETROCHINA COMPANY LIMITED Company Secretary WANG HUA Beijing, the PRC December 20, 2023 As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Zhang Daowei as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors. 8